 Exhibit 3.1

AMENDMENT NO. 1
TO
THE AMENDED AND RESTATED BYLAWS
OF
OS THERAPIES INCORPORATED
(Adopted by the Board of Directors effective as of August 15, 2025)

This Amendment No. 1 to the Amended and Restated Bylaws (the “Bylaws”) of OS Therapies Incorporated, a Delaware corporation (the “Corporation”), hereby amends the Bylaws in the following respects:

1.	Section 3.10 of Article III of the Bylaws is hereby amended and restated in its entirety to read as follows:

“Section 3.10 Quorum. Except as may be otherwise required by law or the Certificate of Incorporation, at any meeting of the stockholders, the presence in person or by proxy of the holders of record of shares of stock that would constitute one-third (1/3) of the votes if all the issued and outstanding shares of stock entitled to vote at such meeting were present and voted shall be necessary to constitute a quorum; provided, however, that, where a separate vote by a class or series of stock is required, a quorum shall consist of the presence in person or by proxy of the holders of record of shares of stock that would constitute one-third (1/3) of the votes of such class or series if all issued and outstanding shares of stock of such class or series entitled to vote at such meeting were present and voted. In the absence of a quorum and until a quorum is secured, either the chairman of the meeting or a majority of the votes cast at the meeting by stockholders who are present in person or by proxy may adjourn the meeting, from time to time, without further notice if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken. No business shall be transacted at any such adjourned meeting except such as might have been lawfully transacted at the original meeting.”

2.	Except as specifically amended above, the Bylaws shall remain in full force and effect